ENABLE MIDSTREAM PARTNERS, LP

One Leadership Square

211 North Robinson Avenue, Suite 950

Oklahoma City, Oklahoma 73102

March 26, 2014

Via EDGAR and Fedex

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Washington, D.C. 20549

Attn:	Mara L. Ransom, Assistant Director
Division of Corporation Finance

Re:	Enable Midstream Partners, LP
Amendment No. 3 to Registration Statement on Form S-1
Filed March 17, 2014
File No. 333-192542

Ladies and Gentlemen:

Set forth below are the responses of Enable Midstream Partners, LP, a Delaware limited partnership (“we” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 24, 2014 with respect to the Partnership’s Registration Statement on Form S-1 initially filed with the Commission on November 26, 2013, File No. 333-192542 (as amended, the “Registration Statement”).

Concurrently with the submission of this letter, the Partnership has filed through EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”). For your convenience, we have hand delivered five copies of this letter, as well as five copies of Amendment No. 4 marked to show all changes made since the filing of Amendment No. 3 to the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Securities and Exchange Commission

March 26, 2014

Summary Historical and Pro Forma Financial and Operating Data, page 21

1.	We note your response to comment 1 in our letter dated March 10, 2014, and that while a footnote was added to the limited partners’ interest in net income attributable to controlling interest line item, one was not added to the basic and diluted earnings per unit line items. Please add similar disclosure, either through a footnote or another method you believe best highlights the difference, to convey to a reader that the amounts presented within the earnings per unit line items on pages 21, 100, F-4 and F-16 relate to a portion of as opposed to all of the fiscal year ended December 31, 2013.

Response: We acknowledge the Staff’s comment and have revised our disclosure accordingly. Please see pages 21, 100, F-4 and F-16 of Amendment No. 4.

Cash Distribution Policy and Restrictions on Distributions, page 65

2.	We note your response to comment 3 in our letter dated March 10, 2014. Please explain in detail the nature and calculation of each of the adjustments made related to interest expense and equity method affiliates in your hypothetical calculation of pro forma operating surplus in Exhibit 1 to your response. Please provide illustrative calculations supporting the amounts to the extent it assists your explanation.

Response: We acknowledge the Staff’s comment and respectfully submit as Exhibit 1 hereto a revised illustration of the calculation of pro forma distributable cash flow and pro forma operating surplus for the year ended December 31, 2013. Further, we have included in Exhibit 1 references to disclosure in the registration statement that explains the calculations of interest expense and equity method affiliates in the hypothetical calculation of pro forma operating surplus. Exhibit 1 has been revised from our previous submission to correct the amount of the “Interest Expense, net – pro forma adjustment.” Previously, this adjustment amount was offset by the $10 million of Interest Expense, net attributable to Enogex (pre-formation), resulting in an understatement of the adjustment amount in Exhibit 1.

3.	We note from your disclosure at the bottom of page 70 that your forecast of estimated distributable cash flow is provided to support your belief that you will have sufficient cash available to allow you to pay cash distributions at the minimum quarterly distribution rate. Since the calculation of Available Cash, which governs the actual cash distribution that will be made, contemplates that the GP could hold cash back from distribution for certain reasons, please confirm our assumption that no such cash hold backs are anticipated at March 31, 2015 and disclose this to your investors. If cash hold backs are anticipated, it appears that your forecast should be adjusted for such cash reserves that would reduce the amount available to meet the minimum quarterly distribution.

Securities and Exchange Commission

March 26, 2014

Response: We acknowledge the Staff’s comment. The estimated distributable cash flow shown on page 72 of Amendment No. 4 has not been reduced for reserves contemplated by the general partner. It is provided to support our belief that we will generate from operations sufficient cash to allow us to pay cash distributions at the minimum quarterly distribution rate. To the extent that estimated distributable cash flow exceeds our contemplated minimum quarterly distribution rate, the excess will be reflected in the last line of the distributable cash flow calculation and is expected to be reserved by the general partner. We have revised our disclosure on page 70 of Amendment No. 4 to advise investors of this expected reserve.

4.	Please refer to your disclosures concerning forecasted capital expenditures on page 81. We note that you have subdivided your total forecasted capital expenditures into either maintenance capital expenditures or expansion capital expenditures. Please tell us whether you anticipate any capital expenditures during the forecasted period that would have characteristics of both maintenance and expansion. If so, please revise your disclosure to explain how you determine the portion to be allocated to maintenance and the portion to be allocated to expansion. We believe this is useful information for your investors because the methodology for allocating capital expenditures with aspects of both maintenance and expansion differs from company to company. Additionally, please quantify the capital expenditures that you expect will have characteristics of both maintenance and expansion, and quantify the portion of such expenditures that you have allocated to expansion.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we do not anticipate any capital expenditures during the forecasted period to have characteristics of both maintenance and expansion capital.

Enable Midstream Partners, LP

Unaudited Pro Forma Condensed Combined Statement of Income, page F-4

5.	We note your response to comment 6 in our letter dated March 10, 2014. As you disclose on page F-8 that you assume pro forma cash distributions are equal to pro forma net income attributable to the partnership in the determination of pro forma earnings per unit, please tell us your consideration of whether pro forma cash distributions would have been sufficient to satisfy the minimum quarterly distribution to common unitholders prior to making pro forma distributions to subordinated unitholders, whether amounts would have been paid to incentive distribution right holders, and what if any impact this had on your determination of pro forma earnings per unit. Regardless of whether you deem a revision necessary, as previously requested in our comment, as you will have multiple classes of equity interests that may participate in partnership distributions, please tell us how you also considered subordinated units as well as incentive distribution rights in calculating pro forma earnings per common unit under the two-class method. Refer to ASC 260-10-45-59A through 70 and 260-10-45-71 through 73.

Securities and Exchange Commission

March 26, 2014

Response: We acknowledge the Staff’s comment and respectfully submit that we considered that pro forma cash distributions would have been sufficient to satisfy the minimum quarterly distribution to common unitholders prior to making pro forma distributions to subordinated unitholders and that no amounts would have been paid to holders of incentive distribution rights. The amounts paid to the holders of incentive distribution rights are labeled “Less general partner interest in net income,” as the incentive distributions rights are the only interests held by the general partner, no other interest holders hold incentive distribution rights and the Limited Partner interest in net income attributable to Enable Midstream Partners, LP is reduced for these amounts. As such, all amounts would have been paid to common and subordinated unitholders. The pro forma earnings per limited partner unit calculation on page F-8 of Amendment No. 4 includes the incentive distribution right, common unit and subordinated unit placeholders to complete with unit and per unit amounts upon pricing.

Appendix A - Second Amended and Restated Agreement of Limited Partnership of Enable Midstream Partners, LP

Article I - Definitions, page A-6

6.	We note on page A-16 the definition of maintenance capital expenditure was changed in your partnership agreement from the prior amendment as it relates to general partner discretion regarding the allocation of capital expenditures when they are made for both maintenance capital expenditures or other purposes to a given category of capital expenditures. Please explain the underlying reason for this change and what impact, if any, it would have on the determination of the amount classified as maintenance capital expenditures.

Response: We acknowledge the Staff’s comment. The revision is intended to conform to the disclosure on page 88 of Amendment No. 4, which provides that the general partner’s allocation discretion for the remaining portion of capital expenditures made in part for maintenance capital purposes extends to investment capital in addition to expansion capital. The revision also conforms the definition of “Maintenance Capital Expenditure” more closely to the definition of “Expansion Capital Expenditures” on page A-13 of Amendment No. 4, which uses a parallel sentence.

Securities and Exchange Commission

March 26, 2014

If you have any questions with respect to the foregoing response or require further information, please contact the undersigned at (405) 525-7788, Gerald M. Spedale of Baker Botts L.L.P. at (713) 229-1734 or Robert J. Joseph of Jones Day at (312) 269-4176.

Very truly yours,

ENABLE MIDSTREAM PARTNERS, LP

By:	Enable GP, LLC,
its general partner

By:	/s/ Lynn L. Bourdon, III
Lynn L. Bourdon, III
President and Chief Executive Officer

Enclosures

CC:	Dietrich A. King, Securities and Exchange Commission
Jennifer Lopez-Molina, Securities and Exchange Commission
Jarrett Torno, Securities and Exchange Commission
Jennifer Thompson, Securities and Exchange Commission
Gerald M. Spedale, Baker Botts L.L.P.
Jason A. Rocha, Baker Botts L.L.P.
Robert J. Joseph, Jones Day
Sean T. Wheeler, Latham & Watkins LLP
Ryan J. Maierson, Latham & Watkins LLP

Securities and Exchange Commission

March 26, 2014

Enable Midstream Partners, LP

Exhibit 1

Revised Illustrative Unaudited

Net Income to Operating Surplus

reconciliation

Year ended December 31, 2013

Calculation of Pro Forma Distributable Cash Flow	Amount	Calculation of Pro Forma Operating Surplus	Amount	Footnotes
Pro Forma Net Income attributable to Enable Midstream	$451	Historical Net cash provided by Enable Midstream operating activities	$648
Add:		Add:
Depreciation and amortization	269	Historical Net cash provided by Enogex (pre-formation) operating activities	40
Interest expense, net	49	Interest Expense, net - pro forma adjustment	19	1
Income tax expense	4	Interest Expense, net - pro forma adjustment non-cash portion	(12)	2
Pro Forma EBITDA	$773	Equity in earnings of equity method affiliates—SESH pro forma adjustment	3	3
Add:		Less:
Impairment	12	Distributions from equity method affiliates—SESH pro forma adjustment	(8)
Distributions from equity method affiliates—SESH	16
Less:
Equity in earnings of equity method affiliates—SESH	(12)
Gain on disposition	(10)
Pro Forma Adjusted EBITDA	$779	Pro forma Net cash provided by Enable Midstream operating activities	$690
Less:		Add:
Adjusted interest expense, net	(61)	Changes in Enable Midstream working capital	11
Expansion capital expenditures	(571)	Changes in Enogex (pre-formation) working capital	20
Maintenance capital expenditures	(174)	Borrowings to fund demand fees associated with legacy contracts	10
Incremental operation and maintenance expense of being a public entity	(3)	Income tax expense	4
Demand fees associated with legacy marketing business loss contracts	(10)	Less:
Add:		Maintenance capital expenditures	(174)
Borrowings to fund demand fees associated with legacy contracts above	10	Incremental operation and maintenance expense of being a public entity	(3)
Borrowings to fund expansion capital expenditures	571
Pro Forma Distributable Cash Flow	$541	Pro Forma Operating Surplus	$558

Securities and Exchange Commission

March 26, 2014

Footnotes

1	Calculation of interest Expense, net - pro forma adjustment		Registration statement page reference
	Interest expense	31	F-7, Pro Forma Adjustment B
		2	F-7, Pro Forma Adjustment B
		(7)	F-7, Pro Forma Adjustment C
		(1)	F-7, Pro Forma Adjustment D
		3	F-6, Pro Forma Adjustment A
	Interest income - affiliated companies	(9)	F-7, Pro Forma Adjustment B

	Interest Expense, net - pro forma adjustment	19
2	Calculation of interest Expense, net - pro forma adjustment non-cash portion		Registration statement page reference
	Interest expense, net	49	69
	Adjusted interest expense, net	(61)	69

	Interest Expense, net - pro forma adjustment non-cash portion	(12)
3	Calculation of equity in earnings of equity method affiliates - SESH pro forma adjustment		Registration statement page reference
	Equity in earnings of equity method affiliates	3	F-8, Pro Forma Adjustment F, calculated as 24.95% pro forma interest divided by 50% historical interest times $7 million